
May 6, 2003

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Securities Commission
The Manitoba Securities Commission	New Brunswick Securities Commission
The Toronto Stock Exchange	Ontario Securities Commission
British Columbia Securities Commission	Prince Edward Island Securities Commission
Commission des valeurs Mobilieres du Quebec	Government of the Northwest Territories
Government of Yukon	

Dear Sirs:

RE: DATAMIRROR CORPORATION

The following material(s) were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 6, 2003.

     X   Proxy

     X   Notice of Meeting/Information Circular

     X   MD & A

     X   Annual Report for the Fiscal Year Ended January 31, 2003

     X   Annual Financial Statement for the Fiscal Year Ended January 31, 2003

However, we have not mailed material(s) to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

cc: gdee@datamirror.com

pk\CM_Datamirror